Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of SEACOR Holdings Inc. for the registration of common stock, preferred stock, debt securities, warrants, units, and guarantees of debt securities and to the incorporation by reference therein of our report dated March 30, 2017 (except for the presentation of discontinued operations and Note 18, as to which the date is February 28, 2018), with respect to the consolidated financial statements (before the effects of the adjustments to reflect the retrospective adoption of Financial Accounting Standards Board Topic 606 described in Note 1) and schedule of SEACOR Holdings Inc. for the year ended December 31, 2016 included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boca Raton, Florida

March 6, 2019